FILE NO. 82.4524

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

AUG 24 2004

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank [redacted]me Cama Marg,
[redacted]

3888
04036499

क्रमांक / No. : CO / S & B / VR/2004/ 2564

18.08.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/2548 dated the August 18, 2004 addressed to Bombay Stock Exchange alongwith a copy of Notice dated the 17th August, 2004.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
AUG 27 2004
THOMSON
FINANCIAL

Dlw 8/26

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

FILE NO. 32.4524

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

AUG 2 4 2004

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2004/2548

दिनांक / Date : 18.08.2004

Dear Sir,

LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

In terms of Clause 31(c) of the Listing Agreement we enclose a copy of the Notice dated the 17th August, 2004, issued by the Managing Director & GE(CB) of the Bank declaring valid nominations received for election of shareholder directors, to be held at Nehru Centre, Dr. Annie Besant Road, Worli, Mumbai-400018(Maharashtra) on Tuesday, the 31st August, 2004 at 10.00 A.M.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

FILE NO. 32.4524

STATE BANK OF INDIA

NOTICE

With reference to the Notice dated the 19th July, 2004 issued in terms of Regulation 21(1) of the State Bank of India General Regulations, published in the Gazette of India of the 24th July, 2004 regarding the holding of the General Meeting of the Shareholders of the Bank at Nehru Centre, Dr.Annie Besant Road, Worli, Mumbai-400018 (Maharashtra), at 10.00 A.M, on Tuesday, the 31st August, 2004, for election of two Directors on the Central Board under the provisions of Section 19 (c) of the State Bank of India Act, notice is hereby given that the following are the names and addresses of the candidates validly nominated for the two vacancies:-

1. Shri Ajay G. Piramal,
   Chairman, Piramal Enterprises,
   Dr. Ambedkar Road, Parel, Mumbai – 400 012

2. Dr. I.G.Patel
   12,Ami Society, Diwalipara, Old Padra Road,
   Baroda – 390015

3. Shri Nalam Visweswara Rao,
   1-1-550/A, Musheerabad, Hyderabad - 500020

Central Office,
Madame Cama Road,
Mumbai - 400 021.
Dated : 17th August, 2004.

(Chandan Bhattacharya)
MANAGING DIRECTOR & GE(CB)

N.B. Should any of the candidates wish to withdraw his/her nomination, such withdrawal must be made in writing addressed to The Managing Director & GE(CB), and received before the commencement of the voting for the election.

FILE NO. 82.4524

भारतीय स्टेट बैंक

सूचना

भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के प्रावधानों के अंतर्गत केन्द्रीय बोर्ड के लिए दो निदेशकों के चुनाव हेतु मंगलवार दिनांक 31 अगस्त, 2004 को नेहरु सेन्टर, डॉ एनी बेसंट रोड, वरली, मुंबई - 400 018 (महाराष्ट्र) में प्रातः 10.00 बजे आयोजित होने वाली शेयरधारकों की महासभा के लिए भारतीय स्टेट बैंक सामान्य विनियमों के विनियम 21 (1) के अनुसार दिनांक 19 जुलाई 2004 को जारी और भारत सरकार के 24 जुलाई 2004 के गजट में प्रकाशित अधिसूचना के संदर्भ में एतद्द्वारा सूचित किया जाता है कि दो रिक्त स्थानों के लिए वैध रूप से नामांकित प्रत्याशियों के नाम और पते निम्नलिखित हैं :

1. श्री अजय जी. पीरामल
अध्यक्ष, पीरामल एंटरप्राइजेज,
डॉ. आंबेडकर रोड, परेल,
मुंबई - 400 012

2. डॉ. आई. जी. पटेल
12 अमी सोसायटी,
दिवालीपाडा, ओल्ड पादरा रोड,
बड़ौदा - 390 015

3. श्री नालम विस्वेस्वर राव
1-1-550/ए मुशीराबाद
हैदराबाद - 500 020

केन्द्रीय कार्यालय
मुंबई - 400 021
17 अगस्त, 2004

(चन्दन भट्टाचार्य)
प्रबंध निदेशक

<u>ध्यान दें</u> : यदि कोई उम्मीदवार अपना नामांकन वापस लेना चाहे, तो उन्हें इस आशय की लिखित सूचना प्रबंध निदेशक को देनी चाहिए जो मतदान आरंभ होने से पूर्व उन्हें प्राप्त हो जाए.